UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended Dec. 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from           to

Commission file number:  1-3034

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

New Century Energies, Inc.
Employees’ Savings and Stock Ownership Plan for
Bargaining Unit Employees and Former Non-Bargaining Unit Employees

and

New Century Energies, Inc.
Employee Investment Plan for Bargaining Unit Employees and
Former Non-Bargaining Unit Employees

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

XCEL ENERGY INC.
414 NICOLLET MALL
MINNEAPOLIS, MINNESOTA 55401
(612) 330-5500

	Page(s)
Financial Statements

New Century Energies, Inc. Employees’ Savings and Stock Ownership Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees (BU Savings Plan)
Report of Independent Registered Public Accounting Firm	3
Statements of Net Assets Available for Benefits	4
Statements of Changes in Net Assets Available for Benefits	5

New Century Energies, Inc. Employee Investment Plan For Bargaining Unit Employees and Former Non-Bargaining Unit Employees (EIP Savings Plan)
Report of Independent Registered Public Accounting Firm	6
Statements of Net Assets Available for Benefits	7
Statements of Changes in Net Assets Available for Benefits	8

Notes to the Financial Statements	9	-	19

Supplemental Schedules:
Form 5500, Schedule H, Part IV, Line 4(i) – Schedule of Assets (Held at Year End)	20	-	21

Signatures	22

Exhibits
23.1: Consent of Independent Registered Public Accounting Firm

Note:  All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Xcel Energy Inc. and Participants of
New Century Energies, Inc. Employees’ Savings and
Stock Ownership Plan for Bargaining Unit Employees and
Former Non-Bargaining Unit Employees
Minneapolis, Minnesota

We have audited the accompanying statements of net assets available for benefits of the New Century Energies, Inc. Employees’ Savings and Stock Ownership Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees (the "Plan") as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including their form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

Minneapolis, Minnesota
June 27, 2016

NEW CENTURY ENERGIES, INC.
EMPLOYEES’ SAVINGS AND STOCK OWNERSHIP PLAN FOR
BARGAINING UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES

Statements of Net Assets Available for Benefits

	Dec. 31, 2015	Dec. 31, 2014
Assets
Investments at fair value:
General investments (Note 6)	$335,499,320	$344,225,326
Value of interest in Master Trust (Note 4, 6 and 7)	82,042,680	86,343,331
Total investments	417,542,000	430,568,657

Receivables:
Xcel Energy contributions (Note 3 and 7)	7,954,064	8,416,598
Notes receivable from participants (Note 8)	6,649,213	6,873,946
Total receivables	14,603,277	15,290,544

Liabilities
Payables:
Refund of excess contributions (Note 3)	—	1,177
Total payables	—	1,177

Net assets available for benefits	$432,145,277	$445,858,024

The accompanying notes are an integral part of the financial statements

NEW CENTURY ENERGIES, INC.
EMPLOYEES’ SAVINGS AND STOCK OWNERSHIP PLAN FOR
BARGAINING UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES

Statements of Changes in Net Assets Available for Benefits

	Year Ended Dec. 31
	2015	2014
Contributions:
Xcel Energy	$7,954,064	$8,416,598
Participants	16,850,333	16,330,478
Total contributions	24,804,397	24,747,076

Investment income:
Plan interest in income from Master Trust (Note 4)	2,586,907	22,195,109
Interest and dividends	11,356,954	12,631,929
Net (depreciation) appreciation in fair value of interest in registered investment companies, VGI Brokerage Option, and collective trusts (Note 6)	(10,911,797)	18,727,954
Total investment income	3,032,064	53,554,992

Interest on notes receivable from participants	290,572	284,792

Benefits paid to participants	(41,570,674)	(36,200,224)
Administrative expenses	(269,106)	(255,945)

Net (decrease) increase in net assets available for benefits	(13,712,747)	42,130,691

Net assets available for benefits at beginning of year	445,858,024	403,727,333
Net assets available for benefits at end of year	$432,145,277	$445,858,024

The accompanying notes are an integral part of the financial statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Xcel Energy Inc. and Participants of
New Century Energies, Inc. Employee Investment Plan
for Bargaining Unit Employees and
Former Non-Bargaining Unit Employees
Minneapolis, Minnesota

We have audited the accompanying statements of net assets available for benefits of the New Century Energies, Inc. Employee Investment Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees (the "Plan") as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including their form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

Minneapolis, Minnesota
June 27, 2016

NEW CENTURY ENERGIES, INC.
EMPLOYEE INVESTMENT PLAN FOR BARGAINING
UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES

Statements of Net Assets Available for Benefits

	Dec. 31, 2015	Dec. 31, 2014
Assets
Investments at fair value:
General investments (Note 6)	$50,893,012	$46,012,463
Value of interest in Master Trust (Note 4 and 6)	40,528,356	45,927,024
Total investments	91,421,368	91,939,487

Receivables:
Xcel Energy contributions (Note 3)	1,660,096	1,605,943
Notes receivable from participants (Note 8)	2,928,220	2,991,441
Total receivables	4,588,316	4,597,384

Net assets available for benefits	$96,009,684	$96,536,871

The accompanying notes are an integral part of the financial statements

NEW CENTURY ENERGIES, INC.
EMPLOYEE INVESTMENT PLAN FOR BARGAINING
UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES

Statements of Changes in Net Assets Available for Benefits

	Year Ended Dec. 31
	2015	2014
Contributions:
Xcel Energy	$1,660,096	$1,605,943
Participants	4,810,851	4,422,489
Total contributions	6,470,947	6,028,432

Transfer of Plan assets (Note 1)	(126,046)	(107,544)

Investment income:
Plan interest in income from Master Trust (Note 4)	1,451,376	11,970,715
Interest and dividends	1,197,033	1,164,371
Net (depreciation) appreciation in fair value of interest in registered investment companies, VGI Brokerage Option, and collective trusts (Note 6)	(1,445,928)	1,871,501
Total investment income	1,202,481	15,006,587

Interest on notes receivable from participants	123,103	123,257

Benefits paid to participants	(8,083,604)	(4,885,009)
Administrative expenses	(114,068)	(108,022)

Net (decrease) increase in net assets available for benefits	(527,187)	16,057,701

Net assets available for benefits at beginning of year	96,536,871	80,479,170
Net assets available for benefits at end of year	$96,009,684	$96,536,871

The accompanying notes are an integral part of the financial statements

NEW CENTURY ENERGIES, INC. EMPLOYEES’ SAVINGS AND STOCK OWNERSHIP PLAN FOR
BARGAINING UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES
and
NEW CENTURY ENERGIES, INC. EMPLOYEE INVESTMENT PLAN FOR BARGAINING UNIT
EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES

NOTES TO THE FINANCIAL STATEMENTS

1.    DESCRIPTION OF PLANS

The following includes a brief description of the New Century Energies, Inc. Employees’ Savings and Stock Ownership Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees (BU Savings Plan) and the New Century Energies, Inc. Employee Investment Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees (EIP Savings Plan), collectively the “Plans.” Participants should refer to their respective Plan Document or Summary Plan Description for more complete information.  The notes to the financial statements generally apply to the Plans and specific disclosures are presented to address matters for individual plans, where applicable.

General – The Plans are employee benefit plans which provide eligible employees of participating subsidiaries of Xcel Energy Inc. (Xcel Energy or the Company) the opportunity to contribute to a qualified retirement savings plan.  Each Plan also provides for the ownership of Xcel Energy common stock through employee contributions and employer matching contributions, as applicable.  The Plans are defined contribution plans and include an employee stock ownership plan.  Each Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

For the EIP Savings Plan, Xcel Energy pays the employer match contribution in cash. These investments are being made directly into the funds elected by the participants.

For the BU Savings Plan, Xcel Energy began paying the employer match contribution in cash, instead of Xcel Energy common stock, effective for the 2015 contribution paid in 2016. Xcel Energy had previously determined employee and employer contributions that were used to purchase common stock as non-participant directed investments until they were reinvested in other investment elections by the participant.

Plan and Trust Management – The plan administrator of each Plan is appointed by the Xcel Energy Board of Directors and has authority to control and manage the operation and administration of each Plan.  Each Plan’s assets are held by a trustee under a separate trust agreement as adopted or amended by Xcel Energy.  Each Plan’s assets invested in Xcel Energy common stock are held in the Xcel Energy Stock Fund within the Master Trust. See Note 4 for further discussion. The Xcel Energy Stock Fund also holds an immaterial amount of cash equivalents for operational purposes. Each Plan values the individual participants’ accounts daily based on the current market value of each type of asset.  The Vanguard Group is the record keeper and Vanguard Fiduciary Trust Company (VFTC) serves as trustee for the Plans.

Transfer of Plan Assets – In 2015 and 2014, participant assets from the EIP Savings Plan were transferred to the Xcel Energy 401(k) Savings Plan.  Asset transfers of $126,046 and $107,544 are reported on the Statements of Changes in Net Assets Available for Benefits for the years ended Dec. 31, 2015 and 2014, respectively. In 2015 and 2014, no participant assets were transferred from the BU Savings Plan. Assets are typically transferred amongst plans when a participant moves from one benefit plan to another within Xcel Energy.

Eligibility

BU Savings Plan
The BU Savings Plan allows for a regular, full-time employee covered by a collective bargaining agreement to become a participant of this Plan on or after the date the eligible employee first performs an hour of service for Xcel Energy, while a regular, part-time employee (one who works less than 40 hours per week) must complete one year and 1,000 hours of service to become eligible. Certain former non-bargaining unit employees (i.e., employees who terminated or retired before July 1, 1998) continue to participate in the BU Savings Plan.

EIP Savings Plan
The EIP Savings Plan allows for a regular, full-time employee covered by a collective bargaining agreement to enroll in the Plan as soon as it is administratively feasible following their date of hire.  Certain former non-bargaining unit employees (i.e., employees who terminated or retired before July 1, 1998) continue to participate in the EIP Savings Plan.

Employee and Employer Contributions – Each Plan allows participants to contribute a portion of their pre-tax compensation and allows for a discretionary employer matching contribution (see Note 3). The BU Savings Plan also allows employee after-tax contributions. The EIP Savings Plan allows Roth 401(k) after-tax contributions.

Vesting – Employee contributions, matching contributions made by Xcel Energy and earnings in each Plan are immediately vested.

Distributions

BU Savings Plan
Benefits are distributed upon retirement, termination of employment, total disability, or death (payable to beneficiary) in the form of a single lump sum or rollover to an IRA or another employer’s qualified plan.

EIP Savings Plan
Benefits are distributed upon retirement, termination of employment, total disability, or death (payable to beneficiary) in the form of a single lump sum, rollover to an IRA or another employer’s qualified plan or installments.

For each of the Plans, if the total amount of the participant’s vested account balance exceeds $1,000, the participant may defer distribution until age 70½, unless the participant consents in writing to an earlier date.  If the total amount is less than $1,000, the Plan Administrator may schedule a payment date and the amount will be distributed as soon as it is administratively possible. All vested account balances remaining in the Plans after the participant decides to terminate employment with Xcel Energy for any reason, will be invested in the funds of the participant’s choice.  The participant will continue to receive their share of investment earnings and dividend distributions until the account is completely distributed.

Participant Accounts – For both Plans, each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and allocations of Plan earnings or losses.  Allocations are based on the number of participant shares that make up participant account balances.

Plan Termination – While Xcel Energy expects to continue the Plans, it reserves the right at its sole and absolute discretion to amend, modify, change or terminate the Plans or any other benefit plan Xcel Energy may currently provide. Xcel Energy makes no commitments or representations concerning the continuation of these Plans. If Xcel Energy were to terminate the Plans, assets would be distributed in accordance with ERISA guidelines.

Administrative Expenses – Xcel Energy pays certain administrative expenses of the Plans. Certain investment advisory, trustee and recordkeeping fees are paid by the Plans or by the participant.  Certain non-Vanguard fund asset based fees are paid by the participant or respective fund company.  The Vanguard Brokerage Option annual account maintenance fee and the annual plan recordkeeping fee are paid by the participant.  Loan set-up fees are paid by Xcel Energy under the BU Savings Plan.  Loan set-up fees and annual maintenance fees are paid by the participant under the EIP Savings Plan. In addition, an annual fixed administration fee is charged by Vanguard for both Plans.

Dividends

BU Savings Plan
Dividends earned on the common stock purchased with Xcel Energy contributions are paid quarterly to Plan participants in cash as a taxable distribution.  Dividends earned on the common stock purchased with employee contributions are automatically reinvested in the Xcel Energy Stock Fund held within the Master Trust and are considered taxable income when they are distributed from the Plan.

EIP Savings Plan
Participants can elect to receive their quarterly Xcel Energy common stock dividends in cash as a taxable distribution or to reinvest in the Xcel Energy Stock Fund held within the Master Trust.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements of the Plans have been prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period.  Actual results could differ from those estimates.

Risks and Uncertainties – The Plans provide for investment in a variety of investment funds.  Investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk.  Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Fair Value Measurements – The Plans present money market funds and mutual funds (registered investment companies), the Xcel Energy Stock Fund held within the Master Trust, collective trusts, and VGI Brokerage Option investments at fair value in its financial statements.

The fair values of money market funds are based on quoted net asset value.  The fair values of mutual funds and Xcel Energy common stock are based on quoted market prices.

Collective trusts consist of investments in retirement target date trusts, which have been assigned as Level 2, and are valued at the underlying investments’ net asset value at the close of the day multiplied by the number of shares in the fund. These assets did not have any unfunded commitments at Dec. 31, 2015, and 2014, and there are no restrictions on redemption.

The VGI Brokerage Option is a fund option that allows participants to self-direct investments in a wider variety of mutual funds, equity securities, and debt securities.  Within the VGI Brokerage Option, the fair value of mutual funds and equity securities are based on quoted market prices, while the fair values of debt securities are based on market interest rate curves and recent trades of similarly rated securities.

Investments – The Plans’ net asset investments include money market funds, various mutual funds, collective trusts, the Master Trust, and VGI Brokerage Option. Each participant elects the percentage of his or her account balance to be invested in each investment option.  Investment income includes interest and dividends.  Realized gains and losses on the sale of investments and unrealized gains or losses in the fair value of investments are shown as net appreciation (depreciation) in the fair value of investments. Total investment income is allocated to each fund based on the number of units in each fund. Security transactions are recognized on the trade date (the date the order to buy or sell is executed).

Income Recognition – The difference between the fair value and the cost of investments, including realized and unrealized gains and losses, is reflected in the Statements of Changes in Net Assets Available for Benefits.  Interest income is recorded on the accrual basis.  Dividend income is recorded on the ex-dividend date.

Payment of Benefits – Benefit payments are recorded when paid.

Notes Receivable from Participants – Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are recorded as deemed distributions based on the terms of the Plan document.

Recently Issued Accounting Pronouncements

Fair Value Measurement – In May 2015, the Financial Accounting Standards Board (FASB) issued Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent), Topic 820 (Accounting Standards Update (ASU) No. 2015-07), which eliminates the requirement to categorize within the fair value hierarchy the fair values for investments measured using a net asset value per share methodology. This guidance will be effective for fiscal years beginning after Dec. 15, 2015, and early adoption is permitted. Other than the reduced disclosure requirements, the Plans do not expect the implementation of ASU 2015-07 to have a material impact on the Plans’ financial statements.

Plan Accounting – In July 2015, the FASB issued Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965), (ASU No. 2015-12), which among other changes in accounting and disclosure requirements, eliminates the requirement to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by investment type. The guidance also simplifies the disaggregation requirements for investments that are measured using fair value. This guidance will be effective for fiscal years beginning after Dec. 15, 2015, and early adoption is permitted. The Plans are currently evaluating the impact of adopting ASU 2015-12 on the Plans’ financial statements.

Classification and Measurement of Financial Instruments – In January 2016, the FASB issued Recognition and Measurement of Financial Assets and Financial Liabilities, Subtopic 825-10 (ASU 2016-01), which among other changes in accounting and disclosure requirements, replaces the cost method of accounting for non-marketable equity securities with a model for recognizing impairments and observable price changes, and also eliminates the available-for-sale classification for marketable equity securities. Under the new guidance, other than when the consolidation or equity method of accounting is utilized, changes in the fair value of equity securities are to be recognized in earnings. This guidance will be effective for fiscal years beginning after Dec. 15, 2018. The Plans are currently evaluating the impact of adopting ASU 2016-01 on the Plans’ financial statements.

3.    PLAN FUNDING

Employee Contributions

BU Savings Plan
Participants may elect to contribute up to 20 percent of their annual compensation in pre-tax contributions and up to 8 percent in after-tax contributions.  The combination of pre-tax contributions up to $18,000 and $17,500 in 2015 and 2014, respectively, and after-tax contributions cannot exceed 20 percent of their annual compensation.  Employees who are age 50 or older during the Plan year may make additional pre-tax (catch-up) contributions up to $6,000 in 2015 and $5,500 in 2014. The Plan is required to make corrective distributions when the IRS limits are exceeded due to excess deferrals, excess contributions and excess annual additions, which are returned to employees during the subsequent Plan year.

EIP Savings Plan
Participants may elect to make either regular 401(k) pre-tax deferrals, Roth 401(k) after-tax deferrals or a combination of both not to exceed 30 percent of their base pay or $18,000 and $17,500 in 2015 and 2014, respectively.  Employees who are age 50 or older during the Plan year, may make additional catch-up contributions (pre-tax and/or Roth) up to $6,000 in 2015 and $5,500 in 2014.  The Plan is required to make corrective distributions when the IRS limits are exceeded due to excess deferrals, excess contributions and excess annual additions, which are returned to employees during the subsequent Plan year.

The EIP Savings Plan has an automatic enrollment program for newly hired/rehired full-time employees in regular status.  Eligible employees who do not make an affirmative election or do not waive participation in the Plan within 30 days from date of hire/rehire are automatically enrolled at an initial percentage of base pay (4 percent pre-tax in 2015 and 2014), contribution rates are automatically increased each year by 1 percent (capped at 10 percent), and their accounts are automatically invested in an age-appropriate target-date fund for immediate diversification.  Participants who are automatically enrolled can opt out of the default options and make their own independent choices at any time.

Employer Contributions

BU Savings Plan
Xcel Energy may contribute cash or shares of Xcel Energy stock as a matching contribution equal to 100 percent of the first 3 percent, and 50 percent of the next 4 percent of a participant’s pre-tax contribution during the Plan year.  All employees participating in the Plan are eligible for the matching contribution, regardless of their employment status at year-end.  Employer contributions may be made at any time during the Plan year or after its close, but not later than 60 days after the close of the Plan year. The number of shares of common stock contributed is determined by using Xcel Energy’s average common stock price for the Plan year, and each participant’s annual contribution and compensation eligible for a match as defined in the Plan Document.

EIP Savings Plan
Xcel Energy may contribute cash or shares of Xcel Energy stock as a matching contribution equal to 50 percent of the first 8 percent of base pay contributed by the participant on a pre-tax and/or Roth 401(k) after-tax basis during the Plan year.  All employees participating in the Plan are eligible for a matching contribution, regardless of their employment status at year-end.  Matching contributions are allocated after the close of the Plan year, typically during the first quarter.  The number of shares of common stock contributed, if applicable, is determined by using Xcel Energy’s average common stock price for the Plan year, and each participant’s annual contribution and compensation eligible for a match as defined in the Plan Document.

Investment of Employee and Employer Contributions – Participants may invest their contributions among the various investment funds offered by the Plans. Any dividends and interest earned on their investments will be reinvested in each of those same investments automatically.  For the 2015 Plan year, Xcel Energy matching contributions made to the BU Savings Plan were paid in cash and invested in accordance with the participant’s investment election. For the 2014 Plan year, Xcel Energy matching contributions were initially invested in Xcel Energy stock.  A participant may elect at any time (in accordance with Xcel Energy’s normal procedures governing such elections) to diversify up to 100 percent of their Xcel Energy Stock Fund account by transferring the applicable amount to one or more of the other investment funds within the Plans. The ability to exchange into or out of certain funds may be subject to frequent trading and redemption fee policies. For the 2015 and 2014 Plan years, Xcel Energy matching contributions made to the EIP Savings Plan were paid in cash and invested in accordance with the participant’s investment election.

4.    INTEREST IN MASTER TRUST

The value of each Plan’s interest in the Master Trust is based on the beginning of the year value of the interest in the Master Trust plus actual contributions, transfers and allocated investment income or loss less actual distributions and allocated administrative expenses. Investment income and administrative expenses related to the Master trust are allocated to the individual plans based upon the daily valuation of the balances invested by each plan.

The net change in value from participation in the Master Trust is reported as one line item in the accompanying Statements of Changes in Net Assets Available for Benefits and each Plan’s interest in the Master Trust is reported as a single line item in the accompanying Statements of Net Assets Available for Benefits.

The BU Savings Plan’s interest in the Master Trust was approximately 2,264,496 shares, or 20.5 percent, and 2,383,858 shares, or 20.1 percent, at Dec. 31, 2015 and 2014, respectively. The EIP Savings Plan’s interest in the Master Trust was approximately 1,118,641 shares, or 10.1 percent, and 1,268,002 shares, or 10.7 percent at Dec. 31, 2015 and 2014, respectively. Interest in income from the Master Trust for the BU Savings Plan was 19.0 percent and 19.9 percent, respectively, as of and for the years ended Dec. 31, 2015 and 2014. Interest in income from the Master Trust for the EIP Savings Plan was 10.9 percent and 10.7 percent, respectively, as of and for the years ended Dec. 31, 2015 and 2014. For the BU Savings Plan, within the Master Trust, there was $8,416,598 of non-participant directed funds at Dec. 31, 2014. The Plan has an undivided interest in each security in the Master Trust.

A summary of the net assets of the Master Trust as of Dec. 31, 2015 and 2014 are summarized below:

	2015	2014
Investments at fair value:
Xcel Energy Stock Fund	$400,791,266	$429,736,039

BU Savings Plan value of interest in Master Trust	$82,042,680	$86,343,331

EIP Savings Plan value of interest in Master Trust	$40,528,356	$45,927,024

The fair value of the Xcel Energy Stock Fund represents investments which are 5 percent or more of the Master Trust’s net assets for years ended Dec. 31, 2015, and 2014.

Master Trust income for the years ended Dec. 31, 2015, and 2014 is as follows:

	2015	2014
Total interest, dividend and other income	$14,719,316	$14,613,193
Realized and unrealized (loss) gain in Xcel Energy Stock Fund	(1,350,658)	96,796,616
Total Master Trust net gain	$13,368,658	$111,409,809

BU Savings Plan interest in income from Master Trust	$2,586,907	$22,195,109

EIP Savings Plan interest in income from Master Trust	$1,451,376	$11,970,715

5.    FEDERAL INCOME TAX STATUS

The Internal Revenue Service (IRS) has determined and informed Xcel Energy by letters dated Sept. 17, 2013 that the BU Savings Plan and the EIP Savings Plan meet the requirements of Section 401(a) of the Internal Revenue Code (IRC) of 1986, as amended. Xcel Energy believes that the Plans are currently designed and being operated in compliance with the applicable requirements of the IRC and the Plans continues to be tax-exempt.  Therefore, no provision for income taxes has been included in the financial statements of the Plans. On Jan. 28, 2016, an application was made to the Internal Revenue Service for a favorable determination letter with respect to the continued qualification of the BU Savings Plan and the EIP Savings Plan.

The Plans’ management evaluates tax positions taken by the Plan and recognizes a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrators have analyzed the tax positions taken by the Plans, including the assertion that the Plans are exempt from income tax, and has not identified any uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements as of Dec. 31, 2015 and 2014. The Plans are subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The statute of limitations applicable to the Plans’ 2012 federal tax returns expires in July 2016.

6.    FAIR VALUE MEASUREMENTS

The accounting guidance for fair value measurements and disclosures provides a single definition of fair value and requires certain disclosures about assets and liabilities measured at fair value. A hierarchal framework for disclosing the observability of the inputs utilized in measuring assets and liabilities at fair value was established by this guidance. The three levels in the hierarchy are as follows:

Level 1 – Quoted prices are available in active markets for identical assets as of the reporting date. The types of assets included in Level 1 are highly liquid and actively traded instruments with quoted prices, such as listed mutual funds.

Level 2 – Pricing inputs are other than quoted prices in active markets, but are either directly or indirectly observable as of the reporting date.  The types of assets included in Level 2 are typically either comparable to actively traded securities or contracts, or priced with models using highly observable inputs, as is the case with preferred stock. The Retirement Target Date Trusts are collective trusts which are not actively traded on an exchange.

Level 3 – Significant inputs to pricing have little or no observability as of the reporting date.  The types of assets included in Level 3 are those with inputs requiring significant management judgment or estimation.

The following tables present, for each of these hierarchy levels, the Plans’ assets that are measured at fair value on a recurring basis:

BU Savings Plan	Dec. 31, 2015
	Level 1	Level 2	Level 3	Total
Mutual funds:
U.S. Equities	$145,153,759	$—	$—	$145,153,759
International Equities	21,774,696	—	—	21,774,696
Fixed Income	40,736,967	—	—	40,736,967
Balanced Stock and Fixed Income Funds	49,941,096	—	—	49,941,096
VGI Brokerage Option:
Equity Securities	3,110,385	7,090	—	3,117,475
Cash Equivalents	6,097	—	—	6,097
Debt Securities	1,096,578	—	—	1,096,578
Mutual Funds	4,848,589	—	—	4,848,589
Money Market Funds	570,014	—	—	570,014
Money Market Funds	30,386,384	—	—	30,386,384
Collective Trusts:
Retirement Target Date Trusts	—	37,867,665	—	37,867,665
Plan Interest in Master Trust (Note 4):
Xcel Energy Stock Fund	82,042,680	—	—	82,042,680
Total	$379,667,245	$37,874,755	$—	$417,542,000

	Dec. 31, 2014
	Level 1	Level 2	Level 3	Total
Mutual funds:
U.S. Equities	$156,679,496	$—	$—	$156,679,496
International Equities	18,912,915	—	—	18,912,915
Fixed Income	40,006,070	—	—	40,006,070
Balanced Stock and Fixed Income Funds	52,110,960	—	—	52,110,960
VGI Brokerage Option:
Equity Securities	3,468,710	13,800	—	3,482,510
Cash Equivalents	362,333	—	—	362,333
Debt Securities	862,092	—	—	862,092
Mutual Funds	1,913,532	—	—	1,913,532
Money Market Funds	1,199,654	—	—	1,199,654
Money Market Funds	28,074,626	—	—	28,074,626
Collective Trusts:
Retirement Target Date Trusts	—	40,621,138	—	40,621,138
Plan Interest in Master Trust (Note 4):
Xcel Energy Stock Fund	86,343,331	—	—	86,343,331
Total	$389,933,719	$40,634,938	$—	$430,568,657

EIP Savings Plan	Dec. 31, 2015
	Level 1	Level 2	Level 3	Total
Mutual funds:
U.S. Equities	$18,257,375	$—	$—	$18,257,375
International Equities	6,440,724	—	—	6,440,724
Fixed Income	6,914,075	—	—	6,914,075
Balanced Stock and Fixed Income Funds	4,750,350	—	—	4,750,350
VGI Brokerage Option	109,072	—	—	109,072
Money Market Funds	4,629,211	—	—	4,629,211
Collective Trusts:
Retirement Target Date Trusts	—	9,792,205	—	9,792,205
Plan Interest in Master Trust (Note 4):
Xcel Energy Stock Fund	40,528,356	—	—	40,528,356
Total	$81,629,163	$9,792,205	$—	$91,421,368

	Dec. 31, 2014
	Level 1	Level 2	Level 3	Total
Mutual funds:
U.S. Equities	$17,737,313	$—	$—	$17,737,313
International Equities	5,637,806	—	—	5,637,806
Fixed Income	6,389,319	—	—	6,389,319
Balanced Stock and Fixed Income Funds	4,894,421	—	—	4,894,421
VGI Brokerage Option	185,973	—	—	185,973
Money Market Funds	3,078,217	—	—	3,078,217
Collective Trusts:
Retirement Target Date Trusts	—	8,089,414	—	8,089,414
Plan Interest in Master Trust (Note 4):
Xcel Energy Stock Fund	45,927,024	—	—	45,927,024
Total	$83,850,073	$8,089,414	$—	$91,939,487

For the years ended Dec. 31, 2015 and 2014, there were no transfers in or out of Levels 1 or 2.

7.    NON-PARTICIPANT DIRECTED INVESTMENTS

BU Savings Plan
Information about the net assets and the significant components of the changes in net assets relating to each Plan’s non-participant directed investments as of Dec. 31, 2015 and 2014, and for the years ended Dec. 31, 2015 and 2014, is as follows:

BU Savings Plan	2015	2014

Net Assets - beginning of year
Xcel Energy contribution receivable	$8,416,598	$7,273,586
Total net assets - beginning of year	8,416,598	7,273,586

Changes in Net Assets:
Xcel Energy contributions	—	8,416,598
Transfers to participant-directed investments, net	(8,416,598)	(7,273,586)
Net (decrease) increase	(8,416,598)	1,143,012

Net Assets - end of year
Xcel Energy contribution receivable	—	8,416,598
Total net assets - end of year	$—	$8,416,598

For the BU Savings Plan, Xcel Energy began paying the employer match contribution in cash, instead of Xcel Energy common stock, effective for the 2015 contribution paid in 2016. Accordingly, all assets are considered participant directed as of Dec. 31, 2015 (Note 1).

EIP Savings Plan
The EIP Savings Plan employer match is settled in cash instead of Xcel Energy common stock for all employee groups included in the Plan. Accordingly, all assets are considered participant directed (Note 1).

8.    NOTES RECEIVABLE FROM PARTICIPANTS

The Plans allow participants to borrow against funds held in their account in any amount greater than $1,000 but less than 50 percent of the participant’s vested account balance.  In no event can a participant borrow more than $50,000 less the participant’s highest outstanding loan balance during the preceding 12 months.  Only one outstanding loan is permitted at any time and may not exceed a period of 5 years for a general-purpose loan or 15 years for a principal residence loan.  The loan shall bear a rate of interest equal to the prime rate in effect on the first business day of the month in which the loan request is approved plus one percent, and stays in effect until the loan is repaid. Repayment of the loan plus interest is made through automatic payroll deductions and is credited to each participant’s account as paid. If a participant retires or terminates employment for any reason, the outstanding loan balance must be repaid within 90 days from the date of termination, unless the participant elects to continue making monthly installment payments in accordance with the procedures established by the Plan Administrator.  For the BU Savings Plan, interest rates on outstanding loans at Dec. 31, 2015 range from 4.25 percent to 6.25 percent with maturities ranging from 2016 to 2030.  Interest rates on outstanding loans at Dec. 31, 2014 range from 4.25 percent to 9.25 percent with maturities ranging from 2015 to 2029. For the EIP Savings Plan, interest rates on outstanding loans at Dec. 31, 2015 range from 4.25 percent to 8.25 percent with maturities ranging from 2016 to 2030.  Interest rates on outstanding loans at Dec. 31, 2014 range from 4.25 percent to 8.25 percent with maturities ranging from 2015 to 2029.

9.    EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Plans’ investments include shares of Xcel Energy common stock.  For the BU Savings Plan, on the Statement of Net Assets Available for Benefits, the value of interest in Master Trust included dividends declared and payable to the Plan of $724,639 at Dec. 31, 2015, and $715,157 at Dec. 31, 2014.  For the EIP Savings Plan, on the Statement of Net Assets Available for Benefits, the value of interest in Master Trust included dividends declared and payable to the Plan of $357,965 at Dec. 31, 2015, and $380,401 at Dec. 31, 2014.

The Plans also invest in shares of mutual funds and collective trusts managed by an affiliate of VFTC.  VFTC acts as trustee for only those investments as defined by the Plans.  Transactions in such investments qualify as party-in-interest transactions that are exempt from the prohibited transaction rules.  The BU Savings Plan incurred fees for investment management and recordkeeping services of $269,106 for the year ended Dec. 31, 2015, and $255,945 for the year ended Dec. 31, 2014.  The EIP Savings Plan incurred fees for investment management and recordkeeping services of $114,068 for the year ended Dec. 31, 2015, and $108,022 for the year ended Dec. 31, 2014.

10.    INVESTMENTS

At Dec. 31, 2015 and 2014, the market value of each of the following investments was in excess of 5 percent of the Plans’ net assets:

	2015		2014
BU Savings Plan:
Vanguard PRIMECAP Fund Admiral Shares	$90,619,280		$99,366,257
Plan Interest in Master Trust (Note 4)	82,042,680		86,343,331
Vanguard Wellington Fund Admiral Shares	49,941,096		52,110,960
Vanguard Prime Money Market Fund Admiral Shares	30,386,384		28,074,626
Vanguard Institutional Index Fund Plus Shares	30,241,329		30,032,234
Vanguard Total Bond Market Index Fund Institutional Plus Shares	28,721,293		27,245,714

EIP Savings Plan:
Plan Interest in Master Trust (Note 4)	$40,528,356		$45,927,024
Vanguard Institutional Index Fund Plus Shares	6,565,941		6,001,623
Vanguard Developed Markets Index Fund Institutional Plus Shares	5,608,471		—	*
Vanguard Total Bond Market Index Fund Institutional Plus Shares	5,470,499		4,926,416
Vanguard Wellington Fund Admiral Shares	—	*	4,864,421
Vanguard Developed Markets Index Fund Admiral Shares	—	*	4,942,998
* The market value of the fund was not in excess of 5 percent of the Plan’s net assets for the year noted.

During the years ended Dec. 31, 2015 and 2014, the Plans’ investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Year Ended Dec. 31
BU Savings Plan:	2015	2014
Mutual funds:
U.S. Equities	$(4,101,693)	$15,388,426
International Equities	(1,208,346)	(1,671,504)
Fixed Income	(1,096,318)	826,767
Balanced Stock and Fixed Income Funds	(3,086,753)	1,611,755
VGI Brokerage Option	(1,188,468)	94,800
Collective Trusts:
Retirement Target Date Trusts	(230,219)	2,477,710
Total	$(10,911,797)	$18,727,954
Plan interest in Master Trust (Note 4):
Xcel Energy Stock Fund	$(478,809)	$19,228,154

The BU Savings Plan interest in income from the Master Trust of $2,586,907 includes interest and dividend income of $3,065,716 and depreciation of $(478,809) for the year ended Dec. 31, 2015. For the year ended Dec. 31, 2014, interest in income from the Master Trust of $22,195,109 includes interest and dividend income of $2,966,955 and appreciation of $19,228,154.

	Year Ended Dec. 31
EIP Savings Plan:	2015	2014
Mutual funds:
U.S. Equities	$(468,809)	$1,666,838
International Equities	(343,748)	(494,555)
Fixed Income	(179,399)	124,844
Balanced Stock and Fixed Income Funds	(285,934)	124,208
VGI Brokerage Option	(78,364)	(91,242)
Collective Trusts:
Retirement Target Date Trusts	(89,674)	541,408
Total	$(1,445,928)	$1,871,501
Plan interest in Master Trust (Note 4):
Xcel Energy Stock Fund	$(93,552)	$10,399,535

The EIP Savings Plan interest in income from the Master Trust of $1,451,376 includes interest and dividend income of $1,544,928 and depreciation of $(93,552) for the year ended Dec. 31, 2015. For the year ended Dec. 31, 2014, interest in income from the Master Trust of $11,970,715 includes interest and dividend income of $1,571,180 and appreciation of $10,399,535.

11.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits and net increase in net assets available for benefits per the financial statements to net assets and net income per the Form 5500 as of Dec. 31, 2015 and 2014, and for the years ended Dec. 31, 2015 and 2014, as applicable:

BU Savings Plan:

	2015	2014
Net assets available for benefit per the financial statements	$432,145,277	$445,858,024
Deemed distributions of participant loans	(6,835)	(15,942)
Net assets available for benefit per the Form 5500	$432,138,442	$445,842,082

	2015	2014
(Decrease) increase in net assets available for benefit per the financial statements	$(13,712,747)	$42,130,691
Deemed distributions activity	9,107	1,893
Net income per the 5500	$(13,703,640)	$42,132,584

EIP Savings Plan:

	2015	2014
Net assets available for benefit per the financial statements	$96,009,684	$96,536,871
Deemed distributions of participant loans	(4,580)	(4,580)
Net assets available for benefit per the Form 5500	$96,005,104	$96,532,291

	2015	2014
(Decrease) increase in net assets available for benefit per the financial statements	$(527,187)	$16,057,701
Transfer of Plan Assets	126,046	107,544
Deemed distributions activity	—	—
Net income per the 5500	$(401,141)	$16,165,245

NEW CENTURY ENERGIES, INC. EMPLOYEES’ SAVINGS AND STOCK OWNERSHIP PLAN FOR BARGAINING UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES	Schedule 1
(EIN: 41-0448030) (Plan #005)

Form 5500, Schedule H, Part IV, Line 4i
Schedule of Assets (Held at Year End) as of Dec. 31, 2015

	Identity of Issue	Investment Type	Cost	Current Value
*	Vanguard PRIMECAP Fund Admiral Shares	Registered Investment Company	$66,369,721	$90,619,280
*	Plan's Interest in Master Trust	Master Trust	54,750,577	82,042,680
*	Vanguard Wellington Fund Admiral Shares	Registered Investment Company	46,636,027	49,941,096
*	Vanguard Prime Money Market Fund Institutional Shares	Registered Investment Company	30,386,384	30,386,384
*	Vanguard Institutional Index Fund Plus Shares	Registered Investment Company	26,222,476	30,241,329
*	Vanguard Total Bond Market Index Fund Institutional Plus Shares	Registered Investment Company	28,925,679	28,721,293
*	Vanguard Developed Markets Index Fund Institutional Plus Shares	Registered Investment Company	19,986,343	18,652,376
*	Vanguard Mid-Cap Index Fund Institutional Plus Shares	Registered Investment Company	11,114,422	12,275,054
*	VGI Brokerage Option	Vanguard Brokerage Option	9,638,753	9,638,753
*	Vanguard Target Retirement 2020 Trust I	Common/Collective Trust	9,195,627	9,278,793
*	PIMCO Total Return Fund Institutional Class	Registered Investment Company	7,248,685	6,784,604
*	Vanguard Small-Cap Index Fund Institutional Plus Shares	Registered Investment Company	7,279,741	6,672,822
*	Vanguard Target Retirement 2025 Trust I	Common/Collective Trust	5,551,215	5,578,481
*	Vanguard Index Fund Institutional Shares	Registered Investment Company	5,184,910	5,345,274
*	Vanguard Inflation-Protected Securities Fund Institutional Shares	Registered Investment Company	5,356,631	5,231,070
*	Vanguard Target Retirement 2015 Trust I	Common/Collective Trust	5,073,887	5,089,231
*	Vanguard Target Retirement 2035 Trust I	Common/Collective Trust	3,896,714	3,897,556
*	Vanguard Target Retirement Income Trust I	Common/Collective Trust	3,309,891	3,337,813
*	Vanguard Emerging Markets Stock Index Fund Admiral Shares	Registered Investment Company	3,720,685	3,122,320
*	Vanguard Target Retirement 2045 Trust I	Common/Collective Trust	2,767,781	2,752,614
*	Vanguard Target Retirement 2010 Trust I	Common/Collective Trust	2,365,456	2,383,728
*	Vanguard Target Retirement 2040 Trust I	Common/Collective Trust	2,191,383	2,177,412
*	Vanguard Target Retirement 2050 Trust I	Common/Collective Trust	1,462,950	1,451,164
*	Vanguard Target Retirement 2030 Trust I	Common/Collective Trust	1,443,909	1,443,797
*	Vanguard Target Retirement 2055 Trust I	Common/Collective Trust	413,440	409,146
*	Vanguard Target Retirement 2060 Trust I	Common/Collective Trust	69,039	67,930
	Total Investments		$360,562,326	$417,542,000

*	Notes Receivable from Participants, less Deemed Distributions	4.25%-6.25% with maturities ranging from 2016 thru 2030	$6,642,378	$6,642,378
*	Party in Interest

See accompanying Report of Independent Registered Public Accounting Firm

NEW CENTURY ENERGIES, INC. EMPLOYEE INVESTMENT PLAN FOR BARGAINING UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES	Schedule 2
(EIN: 41-0448030) (Plan #006)

Form 5500, Schedule H, Part IV, Line 4i
Schedule of Assets (Held at Year End) as of Dec. 31, 2015

	Identity of Issue	Investment Type	Cost	Current Value
*	Plan's interest in Master Trust	Master Trust	$25,856,832	$40,528,356
*	Vanguard Institutional Index Fund Plus Shares	Registered Investment Company	5,802,036	6,565,941
*	Vanguard Developed Markets Index Fund Institutional Plus Shares	Registered Investment Company	6,007,306	5,608,471
*	Vanguard Total Bond Market Index Fund Institutional Plus Shares	Registered Investment Company	5,516,707	5,470,499
*	Vanguard Wellington Fund Admiral Shares	Registered Investment Company	4,629,878	4,750,350
*	Vanguard Prime Money Market Fund Institutional Shares	Registered Investment Company	4,629,211	4,629,211
*	Vanguard PRIMECAP Fund Admiral Shares	Registered Investment Company	3,132,652	4,000,424
*	Vanguard Mid-Cap Index Fund Institutional Plus Shares	Registered Investment Company	3,154,427	3,475,187
*	Vanguard Value Index Fund Institutional Shares	Registered Investment Company	2,558,461	2,653,081
*	Vanguard Target Retirement 2020 Trust I	Common/Collective Trust	2,125,676	2,137,578
*	Vanguard Target Retirement 2025 Trust I	Common/Collective Trust	1,625,386	1,645,113
*	Vanguard Small-Cap Index Fund Institutional Plus Shares	Registered Investment Company	1,707,116	1,562,742
*	Vanguard Target Retirement 2045 Trust I	Common/Collective Trust	1,009,706	999,102
*	Vanguard Target Retirement 2040 Trust I	Common/Collective Trust	989,679	980,524
*	Vanguard Target Retirement 2035 Trust I	Common/Collective Trust	971,218	969,169
*	Vanguard Target Retirement 2050 Trust I	Common/Collective Trust	944,466	931,313
*	PIMCO Total Return Fund Institutional Class	Registered Investment Company	914,634	855,392
*	Vanguard Emerging Markets Stock Index Fund Institutional Shares	Registered Investment Company	1,001,360	832,253
*	Vanguard Target Retirement 2030 Trust I	Common/Collective Trust	826,959	828,595
*	Vanguard Inflation-Protected Securities Fund Institutional Shares	Registered Investment Company	602,585	588,184
*	Vanguard Target Retirement 2015 Trust I	Common/Collective Trust	564,148	568,107
*	Vanguard Target Retirement 2055 Trust I	Common/Collective Trust	503,336	496,517
*	Vanguard Target Retirement Income Trust I	Common/Collective Trust	133,313	134,239
*	VGI Brokerage Option	Vanguard Brokerage Option	109,072	109,072
*	Vanguard Target Retirement 2060 Trust I	Common/Collective Trust	55,935	54,845
*	Vanguard Target Retirement 2010 Trust I	Common/Collective Trust	47,541	47,103
	Total Investments		$75,419,640	$91,421,368

*	Notes Receivable from Participants, less Deemed Distributions	4.25%-8.25% with maturities ranging from 2016 thru 2030	$2,923,640	$2,923,640
*	Party in Interest

See accompanying Report of Independent Registered Public Accounting Firm

XCEL ENERGY INC.
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Xcel Energy Inc. has duly caused this annual report on Form 11-K to be signed on its behalf by the undersigned, thereunto duly authorized on June 27, 2016.

NEW CENTURY ENERGIES, INC. EMPLOYEES’ SAVINGS AND
STOCK OWNERSHIP PLAN FOR BARGAINING UNIT EMPLOYEES
AND FORMER NON-BARGAINING UNIT EMPLOYEES

NEW CENTURY ENERGIES, INC. EMPLOYEE INVESTMENT
PLAN FOR BARGAINING UNIT EMPLOYEES AND FORMER
NON-BARGAINING UNIT EMPLOYEES

By	/s/ Jeffrey S. Savage
Senior Vice President, Controller
Member, Pension Trust Administration Committee